EXHIBIT 99.1

St. John's, NL – September 3, 2019

FORTIS INC. TO HOLD INVESTOR DAY AT ITC IN

NOVI, MICHIGAN ON SEPTEMBER 10

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) will hold an Investor Day on Tuesday, September 10, 2019, in Novi, Michigan.

Immediately prior to the Investor Day on September 10, the Corporation anticipates providing its five-year capital investment plan for the period 2020 through 2024.

Site tours, registration and breakfast are scheduled for 7:30 a.m. (Eastern) followed by formal presentations and roundtable discussions scheduled from 9:30 a.m. to 3:00 p.m. (Eastern).

Formal presentations will provide an update on the Corporation's operations, current developments and strategic outlook for 2020-2024. Presenters will include:

•	Barry Perry, President and Chief Executive Officer, Fortis

•	Jocelyn Perry, Executive Vice President, Chief Financial Officer, Fortis

A live and archived webcast of the formal presentations will be available on the Corporation's website at www.fortisinc.com.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of approximately C$52 billion as at June 30, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 samaimo@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com